SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 18)

Brantley Capital Corporation (BBDC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

105494108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
(There are no exhibits.)


Item 1.  Security and Issuer

Common Stock
Brantley Capital Corporation
3201 Enterprise Parkway, Suite 350
Cleveland, Ohio 44122


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 334,328 shares of BBDC on behalf of accounts that are managed by KIM (the ?Accounts?) under limited powers of attorney, which represents 8.77% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, KIM determined that the profile of BBDC fit the investment guidelines for various Accounts. Shares have been acquired since July 2, 2001.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this report, KIM represents beneficial ownership of 334,328 shares, which represents 8.77% of the outstanding Shares. George W. Karpus presently owns 3,692 shares purchased on May 22,
2003 at $8.49 (1000 shares), May 29 at $8.35 (167 shares), June 3 and
9 at $8.35 (500 shares), June 10 at $8.37 (2000 shares), and August 19 and 25, 2004 at $10.79 (500 shares). He sold shares on March 14, 2006 at $2.70 (100 shares), March 21, 2006 at $2.35 (50 shares), April 5,
2006 at $2.50 (100 shares), April 7, 2006 at $2.40 (25 shares), May
15, 2006 at $2.25 (25 shares), May 25, 2006 at $2.25 (25 shares), June
1, 2006 at $2.31 (100 shares), and June 8, 2006 at $2.26 (50 shares).
Dana R. Consler presently owns 120 shares purchased on October 29,
2004 at $10.75 (20 shares) and November 1 at $10.97 (100 shares). Karpus Investment Profit Sharing Plan currently owns 2,525 shares purchased on May 20, 2003 at $8.59 (2000 shares) and November 30,
2004 at $11.16 (200 shares), and September 22, 2005 at $ 5.95 (400 shares), November 14 at $ 4.40 (300 shares). The Plan sold shares on April 5, 2006 at $2.50 (100 shares), April 7, 2006 at $2.40 (25 shares), May 15, 2006 at $2.25 (25 shares), May 25, 2006 at $2.25
(25 shares) and June 8, 2006 at $2.26 (50 shares). Karpus Investment Defined Benefit Plan presently owns 20 shares purchased October 14, 2004 at $11.01. Jo Ann Van Degriff presently owns 501 shares purchased on October 26, 2005 at$ 4.50 per share. Garnsey Partners
L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.1%, Jo Ann Van Degriff owns
0.72%, and Kathleen F. Crane owns 0.07%. Garnsey Partners L.P. currently owns 27,448 shares. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W.
Karpus owns 1.42%, Dana R. Consler owns 0.67% and Cody B.
Bartlett Jr. owns 0.46%.  Apogee Partners, L.P. currently owns
85,744 shares. Canalview Partners L.P. is a hedge fund managed by Karpus Investment management, of which Karpus Investment
Management Profit Sharing Plan owns 4.81%, Kathy Crane owns
0.85% and Thomas Duffy owns 0.10%.  Canalview Partners L.P.
currently owns 54,721 shares. None of the other Principals of KIM presently owns shares of BBDC.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/15/2006
-500
2.31

6/1/2006
-500
2.25
5/25/2006
-300
2.32

6/8/2006
-1000
2.20

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BBDC securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006